Mail Stop 3561

July 2, 2007

Bruce A. Hall
Chief Executive Officer
RG America, Inc.
1507 Capital Ave., Suite #101
Plano, TX 75074

> **RE:** **RG America, Inc (the "Company")**
> **Form 10-KSB for the year ended December 31, 2005**
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Form 10-QSB for the quarter ended September 30, 2006**
> **File No. 333-80429**

Dear Mr. Hall:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief